                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                           ENGINEERING ANIMATION, INC.
                       (Name of Subject Company (Issuer))

                           UGS ACQUISITION CORPORATION
                           UNIGRAPHICS SOLUTIONS INC.
                       ELECTRONIC DATA SYSTEMS CORPORATION
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   29287210-8
                      (CUSIP Number of Class of Securities)

                             J. Randall Walti, Esq.
                                 General Counsel
                           UNIGRAPHICS SOLUTIONS INC.
                              13736 Riverport Drive
                        Maryland Heights, Missouri 63043
                             TELEPHONE: 314-344-5900
                             FACSIMILE: 314-344-2677
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copies to:

William F. Bavinger III, Esq.                          David B. Hollander, Esq.
       Bryan Cave LLP                         Counsel - Corporate Acquisitions & Finance
 700 Thirteenth Street, N.W.                     Electronic Data Systems Corporation
    Washington, DC 20005                                  5400 Legacy Drive
   Telephone: 202-508-6000                                Plano, Texas 75024
   Facsimile: 202-508-6200                             Telephone: 972-604-6000
                                                      Facsimile: 972-605-5613



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                            CALCULATION OF FILING FEE

================================================================================
           Transaction Valuation*                   Amount of Filing Fee
              $214,170,866.25                             $42,835
================================================================================


* Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share, of Engineering Animation, Inc. (the "Common Stock"), including the related preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), and 3,503,444 Shares issuable upon exercise of outstanding options, at a price of $13.75 per Share, without interest. As of August 31, 2000, there were 12,072,619 Shares issued and outstanding. Based on the foregoing, the transaction value is equal to the product of 15,576,063 Shares and $13.75 per Share. Such number does not render any Shares issuable upon exercise of outstanding Company Stock Options. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:    $42,835               Filing Party:  UGS Acquisition Corporation
                                                                Unigraphics Solutions Inc.
Form or Registration No.:  SC TO-T               Date Filed:    September 13, 2000
                           (File No. 5-48517)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]  third-party tender offer subject to Rule 14d-1.
         [ ]  issuer tender offer subject to Rule 13e-4.
         [ ]  going-private transaction subject to Rule 13e-3.
         [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]




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                                  SCHEDULE TO/A

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed on September 13, 2000 (the "Original Schedule TO") relating to the offer by UGS Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Unigraphics Solutions Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Engineering Animation, Inc., a Delaware corporation (the "Company"), and the related rights to purchase shares of the Series A Junior Participating Preferred Stock of the Company (the "Rights and, together with the Common Stock, the "Shares"), issued pursuant to the Rights Agreement, dated as of January 1, 1996, by and between the Company and First Chicago Trust Company of New York, as Rights Agent, at a price of $13.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 13, 2000 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").

         The Original Schedule TO was filed jointly by Purchaser and Parent. This Amendment No. 1 is being filed jointly by Purchaser, Parent and Electronic Data Systems Corporation ("EDS"), the controlling shareholder of Parent. This Amendment No. 1 amends the Original Schedule TO to include Purchaser, Parent and EDS as Offerors and signatories thereto.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

(b) Section 9 of the Offer to Purchase is hereby amended by adding the following as the last paragraph of the Section: "Except as set forth in this Offer to Purchase, EDS has had no business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between EDS and the Company or its affiliates concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. EDS has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). EDS has not, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws."

ITEM 4.  TERMS OF THE TRANSACTION.

(a)(1)(i-viii, xii) The last paragraph of Section 14 of the Offer to Purchase is hereby amended by adding the following sentence as the last sentence of the paragraph: "All conditions, other than those involving the receipt of necessary government approvals, must be satisfied or waived on or before the expiration of the Offer."


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ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a),(b),(d) The first paragraph of Section 12 of the Offer to Purchase is hereby amended by adding the following sentence as the last sentence of the paragraph:
"EDS expects to fund advances to Parent under the Credit Agreement from working capital."

         The last sentence of the second paragraph of Section 12 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:
"Parent intends to repay advances under the Credit Agreement from cash flow and to request that EDS renew the Credit Agreement upon its expiration on December 31, 2002. Parent also may negotiate a new, long-term financing arrangement with EDS or another lender; however, at this time Parent has no plans to obtain financing from another lender."

ITEM 11.  ADDITIONAL INFORMATION.

(b) The fourth sentence in the fifth paragraph of Section 8 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:
"Neither Parent nor Purchaser assumes responsibility for the accuracy or validity of the foregoing projections, and none of Parent, Purchaser nor the Company intends to update or otherwise revise the foregoing projections to reflect circumstances existing after the date the projections were prepared or to reflect the occurrence of unanticipated events."



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                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.



                                UGS ACQUISITION CORPORATION


                                By:    /s/  Douglas E. Barnett
                                       -----------------------------
                                Name:  Douglas E. Barnett
                                Title: President


                                UNIGRAPHICS SOLUTIONS INC.


                                By:    /s/  Douglas E. Barnett
                                       -----------------------------
                                Name:  Douglas E. Barnett
                                Title: Vice President, Chief Financial Officer


                                ELECTRONIC DATA SYSTEMS CORPORATION


                                By:    /s/ D. Gilbert Friedlander
                                       ----------------------------------
                                Name:  D. Gilbert Friedlander
                                Title: Senior Vice President, General Counsel
                                       and Secretary

Dated: October 5, 2000